Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

April 17, 2026

Via Correspondence

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey

Division of Investment Management

Re:	Brighthouse Life Insurance Company
Brighthouse Retirement Account Annuity
Post-Effective Amendment No. 1 to the Registration Statement on Form N-4
File No. 333-290025

Dear Ms. Dubey,

On behalf of Brighthouse Life Insurance Company (the “Company”), we are responding to the comment you conveyed on March 31, 2026, with regard to the Company’s above-referenced filing (the “Amendment”). This letter has been filed as Correspondence, and the Company’s corresponding revisions will be included in the Amendment before it is effective.

The staff’s comment is repeated below, followed by the Company’s response.

Comment:

Please confirm to us that there are no material state variations to the guaranteed minimum interest rate (“GMIR”) and any disclosures suggesting otherwise have been removed.

Response:

The Company confirms that there are currently no state variations, material or otherwise, with regard to the GMIR absolute floor employed by the Company, which is 1%. Accordingly, the Company has removed any disclosures that suggest otherwise.

Nevertheless, the Company feels compelled to note that it continues to believe that even if the Company did, in fact, implement a higher GMIR floor in a given state, any such higher floor would not constitute a material state variation.

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Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

As background, the Company notes that all states follow a version of the NAIC Standard

Nonforfeiture Law for Individual Deferred Annuities (“SNFL”). The SNFL, which includes the mandated GMIR, has changed several times over the years, and such changes are implemented

(or not) by states on differing timelines. In turn, companies themselves implement those changes on differing timelines. Accordingly, GMIRs not only vary from state to state, but within any given state over time, as well as across contracts and/or contract iterations covered by the same prospectus and/or registration statement.

As further background, starting in 2003, following a prolonged low-interest rate environment,

the NAIC abandoned its historical prescribed single minimum guaranteed rate approach (which itself had varied from time to time over the years) and adopted the current indexed-linked approach, with an absolute floor of 1%. Later, faced with another prolonged ultra-low-interest rate environment, in 2020, the NAIC lowered the GMIR absolute floor to 0.15%. This decrease was adopted by many but not all states. Today, given this index-linked approach, when we disclose a contract’s lowest possible crediting rate, we are disclosing the absolute floor as opposed to the actual GMIR applicable to any given contract (which is unknown, based on the index calculation, until the contract issue date).

Notably, the current version of SNFL allows for: (i) a permanent GMIR for the life of a contract based on the indexed formula on the date of contract issue, or (ii) a GMIR that resets periodically over the life of the contract based on the indexed formula, both subject to the applicable absolute floor. Accordingly, some issuers set a GMIR that is permanently fixed on the contract date,

while other issuers have GMIRs that vary from year to year.

The industry practice of disclosing a single GMIR, i.e., the lowest possible rate that could be applied to any contract covered by the prospectus, is attributable to this complex and non-static framework. Nonetheless, over this long history, it has succeeded in providing the contract owner with the material information s/he needs: the lowest possible fixed account rate that could be credited to fixed account assets – the absolute floor a Company will/can use in connection with the SNFL in any state.

Respectfully, this long-term historical practice of disclosing the lowest possible GMIR was not arrived at thoughtlessly. Such disclosure provides material information to a prospective purchaser without the undue complications of references to state-specific GMIR absolute floors that may be nominally higher and overwhelmingly not employed. Moreover, disclosing GMIR state variations applicable to unregistered fixed investment options is not, and never has been,

industry practice.

54397636.1

Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

We end as we began – the fact that there may be a nominally higher GMIR floor in a given state is not something an investor would reasonably view as important in making the decision to allocate their account value to an unregistered fixed account and is therefore not material.

Nevertheless, currently, the Company utilizes a common 1% GMIR absolute floor in every state and it has revised its disclosure on this point for clarity.

*  *  *

If you have any additional questions or concerns, please contact the undersigned by telephone at (212) 389-5080, or by email at dodiekent@eversheds-sutherland.com.

Very truly yours,

/s/ Dodie C. Kent

Dodie C. Kent

Partner, Eversheds Sutherland (US) LLP

cc:	Michele H. Abate, Head of Securities Products & Funds Law, Brighthouse Financial Alyson Saad, Managing Corporate Counsel, Brighthouse Financial

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